Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-272547-01

January 23, 2024

AMERICAN HOMES 4 RENT, L.P.

Pricing Term Sheet

Issuer:	American Homes 4 Rent, L.P.

State of Formation:	Delaware

Security Description:	5.500% Senior Notes due 2034 (the “Notes”)

Ratings (Moody’s / S&P):*	Baa2 / BBB

Trade Date:	January 23, 2024

Settlement Date:**	January 30, 2024 (T+5)

Aggregate Principal Amount:	$600,000,000

Maturity Date:	February 1, 2034

Coupon:	5.500%

Benchmark Treasury:	4.500% due November 15, 2033

Benchmark Treasury Price:	102-27

Benchmark Treasury Yield:	4.144%

Spread to Benchmark Treasury:	T+137 basis points

Yield to Maturity:	5.514%

Price to Public:	99.893% of principal amount

Interest Payment Dates:	February 1 and August 1, commencing on August 1, 2024

Optional Redemption Provisions:	Prior to November 1, 2033 (three months prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Joint Book-Running Managers:

Wells Fargo Securities, LLC

BofA Securities, Inc.

J.P. Morgan Securities LLC

PNC Capital Markets LLC

Raymond James & Associates, Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

Scotia Capital (USA) Inc.

Co-Managers:	BMO Capital Markets Corp. U.S. Bancorp Investments, Inc. Citigroup Global Markets Inc. Regions Securities LLC Samuel A. Ramirez & Company, Inc. RBC Capital Markets, LLC

CUSIP:	02666TAG2

ISIN:	US02666TAG22

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**

The issuer expects that delivery of the notes will be made to investors on or about January 30, 2024, which will be the fifth business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC at 1-800-645-3751 or emailing wfscustomerservice@wellsfargo.com; BofA Securities, Inc. toll-free at 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com; or J.P. Morgan Securities LLC collect at 1-212-834-4533.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.